VOTE ON INTERNET

Go to www.vstocktransfer.com/proxu
and log-on using the below control number. Proxies submitted by the Internet must be received by 6 p.m. (PDT) on June 21, 2019.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on June 24, 2019 at 6:00 p.m. (PDT).

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Common Stock

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE AND "FOR" PROPOSALS 2 AND 3.

(1) Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Jerry Kroll   02 Shaun Greffard   03 Henry Reisner   04 Luisa Ingargiola

05 Steven Sanders   06 Jack Austin   07 Joanne Yan

(2) To appoint KPMG LLP as auditors of the Company for the ensuing year and to authorize the Directors to fix the auditors remuneration.

☐ VOTE FOR   ☐ VOTE AGAINST   ☐ ABSTAIN

(3) To consider, and if thought fit, to ratify, confirm and approve the Company's 2015 Stock Option Plan.

☐ VOTE FOR   ☐ VOTE AGAINST   ☐ ABSTAIN

Date ____________   **Signature** ____________   **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *   AC:ACCT9999   90.00

ELECTRAMECCANICA VEHICLES CORP.

Annual Meeting of Shareholders

June 24, 2019

ELECTRAMECCANICA VEHICLES CORP

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Jerry Kroll and Bal Bhullar, with full power of substitution, as proxy to represent and vote all shares of Common Stock of Electrameccanica Vehicles Corp., (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders, to be held on June 24, 2019, at 6:00 p.m., local time at Science World, 1455 Quebec Street, Vancouver, British Columbia, Canada, upon matters set forth in the Proxy Statement for the Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each share of Common Stock is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned stockholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE INDIVIDUALS NOMINATED TO BE A DIRECTOR, “FOR” PROPOSALS 2 AND 3, AND IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSONS NAMED AS PROXIES IN THE FORM OF PROXY ON SUCH OTHER BUSINESS OR MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

Please check here if you plan to attend the Annual Meeting of Shareholders on June 24, 2019 at 6:00 p.m. (PDT).  ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)